Exhibit 99.1

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EDITED TRANSCRIPT

EVENT DATE/TIME: AUGUST 22, 2016 / 01:00PM GMT

OVERVIEW:

PFE announced that it has entered into a definitive merger agreement, under which Co. will acquire Medivation. Under terms of agreement, will acquire all Medivation's outstanding common shares for $81.50 per share in cash, representing total enterprise value of approx. $14b. Expects to close the transaction in 3Q16 or 4Q16.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

CORPORATE PARTICIPANTS

Chuck Triano Pfizer Inc. - SVP of IR

Ian Read Pfizer Inc. - Chairman & CEO

Frank D’Amelio Pfizer Inc. - CFO

Albert Bourla Pfizer Inc. - Group President of Pfizer Innovative Health

Mikael Dolsten Pfizer Inc. - President of Worldwide Research & Development

Elizabeth Barrett Pfizer Inc. - President & General Manager of Oncology

CONFERENCE CALL PARTICIPANTS

Tim Anderson Sanford C. Bernstein & Co. - Analyst

Gregg Gilbert Deutsche Bank - Analyst

Jonathan Kim Goldman Sachs - Analyst

Colin Bristow Bank of America - Analyst

Geoff Meacham Barclays Capital - Analyst

John Boris SunTrust Robinson Humphrey - Analyst

Seamus Fernandez Leerink Partners - Analyst

Jeff Holford Jefferies LLC - Analyst

David Risinger Morgan Stanley - Analyst

Chris Schott JPMorgan - Analyst

Steve Scala Cowen and Company - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to Pfizer’s analyst and investor call. Today’s call is being recorded. At this time, I would like to turn the call over to Mr. Chuck Triano, Senior Vice President of Investor Relations. Please go ahead, sir.

Chuck Triano - Pfizer Inc. - SVP of IR

Thank you, operator. Good morning and thanks for joining us today on short notice to review our proposed acquisition of Medivation, which we announced this morning. Today, I’m joined by our Chairman and CEO, Ian Read; Frank D’Amelio, our CFO; Albert Bourla, Group President of Pfizer Innovative Health; Mikael Dolsten, our Head of R&D; Doug Lankler, our General Counsel; and Liz Barrett, Global President of Pfizer Oncology.

The slides that will be presented on the call can be viewed on our homepage, pfizer.com, by clicking on the link for Pfizer Analyst and Investor Call to Discuss Proposed Acquisition of Medivation, which is located in the Investor Presentations section in the lower right-hand corner of this page.

Before we start, I’d like to remind you that our discussion during this call will include forward-looking statements that are subject to the risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Additional information regarding these factors is discussed under the Disclosure Notice section in the earnings press release we issued this morning, as well as in Pfizer’s 2015 Annual Report On Form 10-K, and this is included in Part 1, Item 1A Risk Factors that’s filed with the SEC and on our website at pfizer.com. The forward-looking statements during this conference call speak only as of the original date of this call and we undertake no obligation to update or revise any of these statements.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Discussions during the call will also include certain financial measures that were not prepared in accordance with US Generally Accepted Accounting Principles. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in Pfizer’s current report on Form 8-K dated today August 22, 2016. You may also obtain a copy of the Form 8-K at our website at pfizer.com/investors. Any non-GAAP measures presented are not and should not be viewed as substitutes for financial measures incurred by US GAAP, have no standardized meaning prescribed by US GAAP, and may not be comparable to the calculations of similar measures at other companies.

We also urge you to read both the tender offer statement that will be filed by Pfizer with the SEC and the solicitation recommendation statement that will be filed by Medivation with the SEC when they become available because they will contain important information, including terms and conditions of the tender offer which has not yet commenced.

We now have prepared remarks from Ian, Frank and Albert and then we will move to the question-and-answer session with the group. With that, I will now turn the call over to Ian Read. Ian?

Ian Read - Pfizer Inc. - Chairman & CEO

Thank you, Chuck. Good morning, and thank you for joining us. We wanted to share with you some additional context regarding our planned acquisition of Medivation which we announced this morning. I will begin with a few words concerning how Medivation accelerates our strategy and aligns with our core priorities. Frank D’Amelio will discuss the financial terms of the transaction and Albert Bourla will provide some detail about how Medivation complements and strengthens our oncology business. I will add some concluding remarks and then we will open up for your questions.

The proposed acquisition of Medivation is well-aligned with the strategic priorities by which we evaluate business development opportunities. Specifically, we look for opportunities that use our capital efficiently in ways to create meaningful shareholder value, that has the potential for near-term value creation and near-term revenue and earnings growth; that strengthens our individual businesses with capabilities and key assets and that enhances leadership positions in priority areas.

The proposed acquisition of Medivation meets all of these objectives. Medivation’s portfolio represents a very attractive opportunity to meaningfully enhance our strong and growing oncology business while enabling us to leverage our commercial and development capabilities. It will strengthen our Innovative Health business and is expected to immediately accelerate both its revenue and earnings growth potential.

With this acquisition, we are expanding and strengthening our footprint in one of the highest growth therapeutic areas in the biopharmaceutical industry and we are strategically building our leadership position in oncology with flagship products. Importantly, Xtandi is a standard of care in prostate cancer and adds an important treatment option for patients.

In addition, Medivation has a promising pipeline that includes talazoparib, which is being studied in breast cancer and may complement our efforts with Ibrance, and pidilizumab, an immuno-oncology asset being studied in hemotological malignancies. Together with Medivation, we will be a strong force in making meaningful advancements that can help cancer patients and their caregivers with innovative treatments that can improve the quality of their lives.

Now, a few words about the compelling value proposition that Medivation brings to Pfizer. This acquisition represents a rare opportunity to augment our business with a highly successful marketed product as well as an attractive pipeline. It has a strong growth outlook, with its leading franchise in prostate cancer, an area of high unmet need.

This year alone, there will be approximately 580,000 cases of prostate cancer diagnosed in the US, Europe and Japan. Medivation’s pipeline of innovative assets including a PARP inhibitor and an immuno-oncology agent place it in the most attractive areas within oncology.

By combining with Medivation, we will be creating one of the industry’s leading oncology franchises that includes Ibrance, and we believe the expertise of the Medivation team will be a great addition to Pfizer. In addition, given the breadth of Pfizer’s existing oncology portfolio, including a robust in-line portfolio, and an emerging immuno-oncology pipeline, Medivation’s assets will potentially benefit from many novel and productive combinations.

And we will be well-positioned to create value for our shareholders. For example, Xtandi, talazoparib, and pidilizumab, have the potential to be combined in various indications with a variety of drugs in Pfizer’s broad oncology pipeline. Now I’m going to turn it over to Frank, who will take you through the financial details of the transaction.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Frank D’Amelio - Pfizer Inc. - CFO

Thanks, Ian. I’m going to provide a brief overview of the transaction. Under the terms of the agreement, Pfizer will acquire all of Medivation’s outstanding common shares for $81.50 per share in cash, which represents a total enterprise value of approximately $14 billion.

We expect the deal to be immediately accretive to Pfizer’s adjusted dilutive EPS upon closing, and accretive by approximately $0.05 in the first full-year after the close, with additional accretion and growth anticipated thereafter. We do not expect the transaction to impact our current 2016 financial guidance.

The addition of Medivation is expected to immediately accelerate our revenue growth and enhance Pfizer’s overall earnings growth potential, and it’s important to note that there is no financing condition to close. We have sufficient cash to finance the transaction.

We will commence the tender offer shortly. The closing of the tender offer is subject to the customary closing conditions, including the US anti-trust clearance and the tender of the majority of the outstanding shares of Medivation common stock. We expect to close the transaction in the third or fourth quarter of 2016.

Before I hand it over to Albert Bourla, I want to point out that although we have not made any decision regarding a potential external separation of any of our businesses, this transaction will not have an impact on the timing of this decision. I want to reiterate that we expect to arrive at a decision no later than the end of this year. Now I will hand it over to Albert.

Albert Bourla - Pfizer Inc. - Group President of Pfizer Innovative Health

Thank you, Frank. I’m proud of the broad portfolio of marketed and development state assets we have built to help millions of patients living with this cancer. And I’m thrilled by the opportunity to complement this portfolio with Medivation.

This is an important moment on our journey to build a leading oncology business and speed breakthrough treatments to patients around the world. Complementing our solid tumor franchise, Xtandi is already helping men with metastatic prostate cancer, just as Ibrance is helping women with metastatic breast cancer.

With both assets, we hope to expand the leading indications to help even more patients with earlier-stage disease. With our commercial scale, combined with Medivation’s established capabilities and in collaboration with Astellas, we expect to drive Xtandi growth to help as many patients with prostate cancer as possible.

And with our development infrastructure, across a broad range of tumor types, we hope to continue driving the rapid development of talazoparib and pidilizumab, building upon the programs started already by Medivation. When we look at the combined oncology portfolio, following the proposed acquisition, we see a lot of parallels between prostate and breast cancer.

They are both the leading cancers of their respective gender and they are both driven by the sex hormones of the gender. The incidence of breast cancer versus prostate is nearly identical in the G7. Both diseases are comprised of advanced stage patients, currently treated by our medicines, Xtandi and Ibrance, with both having the potential to expand into large earlier-disease populations.

Xtandi was already a nearly $2 billion global product in 2015 and for the past four quarters, revenues were approximately $2.2 billion. For the first half of 2016, revenues, as reported by Astellas were $1.1 billion globally. As shown on the slide, Xtandi is expected to be among the top-selling oncology products by 2021.

Along with Ibrance, it would give Pfizer Oncology two of the top 10 global oncology products according to this projection. We expect to continue driving Xtandi’s growth through the robust development plans started by Medivation. Adding to the current label in metastatic castrate-resistant prostate cancer, we look forward to the potential additional of the TERRAIN data in the same patient pool versus widely-prescribed Casodex.

Potentially, driving longer-term growth would be the future results in the non-metastatic and hormone-sensitive settings from the ongoing Phase 3 studies, PROSPER, EMBARK, and ARCHES. The largest Xtandi opportunity lies in upstream or earlier-stage prostate cancer, treated primarily by urologists. Displacing Casodex and adding to Lupron or other androgen deprivation therapy, particularly in the urologists’ office, will be key to growth.

In addition, Medivation and Astellas have built a robust development program for Xtandi, including two Phase 3 studies in non-metastatic prostate cancer and another Phase 3 study in hormone-sensitive prostate cancer. Also, Xtandi has shown activity in a subset of women with advanced triple negative breast cancer whose tumors express the androgen receptor. These will be further developed in a Phase 3 study of the potential treatment in this type of breast cancer.

We are excited about talazoparib and pidilizumab. Talazoparib would complement our solid tumor pipeline with potential in a variety of cancers, both in our current pipeline such as breast and lung cancer, and in new to our portfolio of cancers, such as prostate cancer.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Data shows that it is a highly-potent PARP inhibitor, with high efficiency at PARP trapping and high selectivity for PARP1/PARP2. This has the potential to translate into a differentiated efficacy profile in a broad pipeline of tumors.

We look forward to the Phase 3 data in BRCA-mutated breast cancer from the EMBARK study in 2017. Pidilizumab with a potentially novel Immuno-Oncology mechanism will add to our growing immuno-oncology portfolio. It has been administered to several hundred patients and has demonstrated efficacy in multiple tumors, including hemotologic malignancies and diffuse intrinsic pontine glioma, or DIPG. With the addition of both talazoparib and pidilizumab, the breadth of drug molecules in the combined Pfizer and Medivation portfolios opens the possibility for numerous cancer drug combinations to enhance efficacy or counter resistance. With that, I’m going to turn it back to Ian for some closing thoughts.

Ian Read - Pfizer Inc. - Chairman & CEO

Thank you, Albert. In closing, this deal is well-aligned with our strategy. Specifically, it brings a first-in-class oncology asset in prostate cancer, an area of high unmet need that will contribute near-term revenue; complements our leading oncology asset Ibrance and our immuno-oncology portfolio and adds commercial scale; adds new pipeline assets, talazoparib and pidilizumab, that have the potential to drive further growth; brings expertise and talent to our oncology business; it is expected to create compelling shareholder value by improving our overall growth rate and being immediately accretive; and will help position us as a top-tier oncology company in the highest-growth therapeutic area within biopharma and strengthens Pfizer’s Innovative Health business. Now I will open it up to questions.

Chuck Triano - Pfizer Inc. - SVP of IR

Thanks Ian. Operator, can we pull for questions?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Tim Anderson, Bernstein.

Tim Anderson - Sanford C. Bernstein & Co. - Analyst

Thank you. A couple of questions. On your comment about Ibrance and talazoparib potentially working together, I’m wondering what the basis for that comment is? Is there any animal work that has been done or human data or is it purely theoretical?

And then my second question is on pidilizumab, do you or do we know exactly what the mechanism of action is for that drug? I know it used to be billed as an anti-PD therapy and I know that I believe it’s not any longer considered to be an anti-PD therapy so what is it exactly? Thank you.

Ian Read - Pfizer Inc. - Chairman & CEO

Alright, Tim, thanks for the question. I will ask Mikael to take both of those. The potential Ibrance combination and the mechanism of pidilizumab.

Mikael Dolsten - Pfizer Inc. - President of Worldwide Research & Development

So, Tim, thank you for identifying what we see as a real opportunity that the combined pipeline of Medivation and Pfizer offers multiple opportunities to enhance the potential profile of existing Medivation assets by combining them with several pipeline products. That’s true for Xtandi, which we see numerous types of pipeline products that can be considered to be combined. That’s true for talazoparib and also for pidilizumab.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

At this stage, we want to be careful to specifically discuss specific combinations. I just want to underline that we think there are a lot of opportunities to explore rational combinations, and we will as soon as the deal closes, accelerate those planning activities and prioritizations. Specifically, on pidilizumab, you are right that initially it was viewed by the company that discovered it as potentially a PD-1, but I think the literature has moved on and now the target is not yet identified to the best of our knowledge. We have unique capabilities for identifying targets related to antibodies and as the deal closes we will certainly deploy those capabilities as it will be helpful to maximize the value of pidilizumab.

I wanted to say that pidilizumab has published some quite intriguing data in follicular lymphoma that showed, in patients that progressed in previous therapy, really interesting response rates, and as Albert outlined there is also data in a rare tumor of the brain, some very encouraging responses that I think just punctuate that this mechanism which is likely different from many of the other studies currently, has impact on human disease and, if properly combined with possibly many of Pfizer’s I/O drugs, can be even further maximized.

Chuck Triano - Pfizer Inc. - SVP of IR

Thank you, Mikael. Next question, please.

Operator

Gregg Gilbert, Deutsche Bank.

Gregg Gilbert - Deutsche Bank - Analyst

Thanks, good morning. Would you guys comment on peak sales potential and some of the key drivers of the indication from the timelines to get there? Secondly, can you comment on your thoughts on the timing and the potential impact of a generic Zytiga? Lastly, Frank, in your deal model evaluation assessment, how important is pipeline success and your ability to achieve a positive return on this deal? Thanks.

Ian Read - Pfizer Inc. - Chairman & CEO

That’s a lot of questions, Greg. Peak sales, we don’t forecast peak sales, but we do believe the product is just at the beginning of its growth potential, as a means earlier in the cycle. As I think we addressed in our opening comments, we see a lot of similarities to Ibrance, as it moves from metastatic to early stages. We are confident in the development plans that Medivation has in place. We expect to enhance those and look at those both in the US and a global basis.

On Zytiga we believe that Xtandi has a differential profile which makes it a strong competitor in the marketplace, even in the face of potential genericized products, and vis-a-vis the value assigned to the pipeline products, as you know, we use a model of low probabilities and clearly we honed in on the major drivers of value which is Xtandi and its further growth potential.

Do you want to add anything to that, Frank?

Frank D’Amelio - Pfizer Inc. - CFO

The only thing I would add and Ian mentioned this, Gregg, and obviously in terms of our assumptions on the pipeline, we probability adjusted all of that in our valuation analysis.

Ian Read - Pfizer Inc. - Chairman & CEO

Liz, do you want to comment on some of the clinical data that will be coming out which makes us feel confident in the future growth of Xtandi?

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Elizabeth Barrett - Pfizer Inc. - President & General Manager of Oncology

Sure. We’re really excited about the upcoming catalyst for the PDUFA date at the FDA on the TERRAIN and STRIVE data. We show demonstrated superiority versus Casodex directly. So we expect that to be a key catalyst for growth. Of course in the coming years, as the non-metastatic data and hormone sensitive data starts to read out. So we believe there are many catalysts that will continue to show accelerated growth for Xtandi.

Ian Read - Pfizer Inc. - Chairman & CEO

Thank you, Liz.

Chuck Triano - Pfizer Inc. - SVP of IR

Next question please, operator.

Operator

Jami Rubin, Goldman Sachs.

Jonathan Kim - Goldman Sachs - Analyst

Good morning. This is Jonathan on the line for Jami. Frank, earlier you have explained that the split decision would be provided by the end of the year. To the extent that you can, would you be able to provide some commentary on what the potential role Medivation plays in either decision? The second question is, can you talk about your expectations for the commercial growth drivers of the franchise, particularly whether you intend to expand the sales force and whether that focus is going to be on urologists versus oncologists? Thank you.

Ian Read - Pfizer Inc. - Chairman & CEO

Okay. I will ask Frank to answer the first question and then Liz can make a few comments on the commercial plans, although we are in very early stages obviously.

Frank D’Amelio - Pfizer Inc. - CFO

In terms of Medivation, clearly we are pleased with the acquisition but in terms of its impact on decision-making relative to optionality, it really doesn’t have any material impact. The four questions — the four criteria that we have had previously — stand, and our timing, stands as well, which is we will make a decision by no later than the end of the year. Liz?

Elizabeth Barrett - Pfizer Inc. - President & General Manager of Oncology

Sure. On the sales organization earlier in the year both Medivation and Astellas announced that they had expanded their sales organization. So we will obviously be looking at that as — you know just early days and are looking at the commercial opportunity. We do believe that urologists will continue to be a growth driver, particularly as we move earlier into the disease area. We expect urologists — oncologists continue also to be important, but we do believe our experience and our expertise and history with urologists will actually be a benefit for us.

Ian Read - Pfizer Inc. - Chairman & CEO

Thank you, Liz.

Chuck Triano - Pfizer Inc. - SVP of IR

Thanks, Liz. Next question, please.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Operator

Colin Bristow, Bank of America.

Colin Bristow - Bank of America - Analyst

Good morning. Thanks for taking the questions. A couple of quick ones. Going forward, does this change your priorities for subsequent deals? I know previously you had said that all else equal you’d favor a deal on the innovative side. Is this still the case or are you a little more agnostic now? And then secondly, just going back to pidilizumab, given the uncertainty or poor understanding for the mechanism of this asset, was any value ascribed to this in the deal valuation? Thanks.

Ian Read - Pfizer Inc. - Chairman & CEO

Thank you, Colin. On pidi as we said, most of the value was ascribed to main assets we were buying, so I don’t think it was a meaningful driver of our valuation at all. And on the priorities, as we said before, I think we’re moving to a more balanced view now. We have put a lot of money into both businesses. We still continue to look at business development if it creates value for shareholders, but I believe we will be taking a more balanced view going forward.

Chuck Triano - Pfizer Inc. - SVP of IR

Thank you, next question please.

Operator

Geoff Meacham, Barclays.

Geoff Meacham - Barclays Capital - Analyst

Good morning, guys. Congrats on the deal.

Ian Read - Pfizer Inc. - Chairman & CEO

Thank you.

Geoff Meacham - Barclays Capital - Analyst

When you look at the general view or what’s the general view of value given to Xtandi in breast cancer? You have data in triple negative and I think other data coming up for ER/PR positive. Was this a big consideration when you look at Xtandi as a brand?

The second question I guess. It has already been asked with respect to adoption for Xtandi among urologists, Medivation and Astellas have put more resources behind it but haven’t actually driven the — let’s say the percent of scripts attributable to urologists that meaningfully over the past year or so, aside from putting more bodies into the sales force, what would be the strategy though to drive urologists adoption higher? Thanks.

Ian Read - Pfizer Inc. - Chairman & CEO

Yes. So you know on the drivers of value, the value of Xtandi and its future growth potential is a principal driver on the future clinical trials we expect and the success of those trials and the valuations of this deal, and on urologists, we have a deep relationship with urologists. And part of increasing adoption by urologists is both relationships and the quality of the science and the data that is growing that we can bring to them. So we are optimistic that in combination with Medivation’s capabilities and ours that we will be successful in ensuring that urologists adopt this product.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Chuck Triano - Pfizer Inc. - SVP of IR

Thank you, Ian. Next question please.

Operator

John Boris, SunTrust.

John Boris - SunTrust Robinson Humphrey - Analyst

Thanks for taking the questions. Any commentary around the break-up fee? That would be the first question. Second question, has to do with the return on the investment. What is the timing, is it year three, year five, when you believe you will clear your weighted average cost of capital? And on the pipeline, I think to Gregg’s question, when do you think you’ll get an ROI and how important is the pipeline in that? And then third, obviously cash transaction, you certainly have a lot of cash trapped in ex-US markets. How should we be thinking about how you are considering financing future transactions going forward and implications on your tax rate?

Ian Read - Pfizer Inc. - Chairman & CEO

Yes. I will ask Frank to deal with — Thank you, John for the questions — for the break-up and return on investment. And the cash, as I said before, this transaction was based on our view of Xtandi, our view of its potential for growth and the clinical trial, data flows coming out of it both in the US and globally, and I don’t — while we are interested in the pipeline products and their possible combinations, the deal was really based on our view of the value of Xtandi.

Frank D’Amelio - Pfizer Inc. - CFO

John, let me hit each of the questions you asked. This is Frank. On the break-up fee, typical break-up fee for this kind of a deal approximately 3.5%, approximately $500 million based on the triggering of, I will call it customary conditions. In terms of our timing of return, the deal is immediately accretive. Approximately $0.05 accretive in the first full-year following the deal and then growing thereafter. And then in terms of the sources of cash, some of it will come from cash that’s already inside the US, existing cash. Some of it will come from cash that is outside of the US that we plan on repatriating in a tax-efficient way, and none of that will have any impact on our 2016 effective tax rate guidance.

Chuck Triano - Pfizer Inc. - SVP of IR

Thank you, Frank. Next question, please.

Operator

Seamus Fernandez, Leerink.

Seamus Fernandez - Leerink Partners - Analyst

Thanks very much. Just a couple of quick questions. Ian, you mentioned the prospect of revenue synergies on the call. Can you talk a little bit about the opportunities there and are there any opportunities outside of the US that, perhaps, grow beyond any of the regions that Astellas has access to or perhaps even to negotiate with Astellas for additional revenue opportunities there?

Separate question is, as we think about the opportunities for talazoparib, maybe just from an R&D perspective, can you guys give us your view on how broad you think the PARP opportunity actually is, whether it be purely germline BRCA type opportunity, as well as sort of the already pursued prostate cancer opportunity? Or do you see this DNA damage response opportunity as particularly broader, and if so, what are the key target tumor types that you are most interested in exploring? Thanks.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Ian Read - Pfizer Inc. - Chairman & CEO

Thank you, Seamus. I will ask Mikael to deal with the talazoparib opportunity. Although you understand it’s early and while we are interested in that and we believe that that class is important. So, Mikael do you want to make that comment?

Mikael Dolsten - Pfizer Inc. - President of Worldwide Research & Development

Yes. We’re very excited about that drug class. We think that has been a really scientific boom around understanding the impact of DNA repair deficiency in tumors. And of course, as you alluded to, the traditional area has been the BRCA breast cancers where Medivation has a study ongoing that will report in 2017, and, of course, it is supplemented by several singular agent activity studies in tumors with DNA repair deficiencies that we have reviewed.

In addition to that, we were able to review studies in combination with chemo which is based on the view that multiple therapies: chemo, possibly radiation, et cetera, induce DNA damage in a way that, in addition to the genetic DNA damage, could lend themselves as very applicable for talazoparib therapy. So, therefore we see talazoparib of course very exciting for the data readout in 2017 in breast cancer. We see opportunities to study DNA repair deficiency in ovarian cancer, in prostate cancer and obviously in those areas there are multiple Pfizer drugs that are either targeted, possibly immuno-oncology as well as chemo drugs that can be considered for talazoparib combinations. And as soon as the deal closes, we will accelerate those ideas about how to maximize talazoparib.

Finally I want to say, you know although this is a very promising class and you could certainly hear me thinking that this class would go quite far beyond the traditional segment, within the class we feel that talazoparib has a very promising, kind of a best-in-class profile. Its highly potent selectives shows good tolerability, which is key for developing combination therapy concepts, and the very potent activity of talazoparib and the way it binds to its target, the PARP, we think also adds a certain aspect of the mechanism labeled PARP trapping, which means in addition to shutting off the DNA repair activity, it also makes the enzyme PARP stuck on the DNA and more dramatically can impair the recovery of cancer cells and cause cancer cell death.

So, for us, talazoparib is the real best-in-class within the PARP and due to this very potent and special binding activity can possibly be seen as going beyond the traditional view of PARP class as well as the PARP tumors. So, you know, I and the team is very eager to start looking how to maximize these assets.

Ian Read - Pfizer Inc. - Chairman & CEO

Thank you, Mikael. So on the revenue synergies, as I said, I think Astellas and Medivation have done a great job in the US. We hope to be able to contribute to that. We expect to contribute to that in urologists, given our relationship. A part of this deal we will only be receiving the royalties ex-US but we have a relationship with Astellas in Japan, we admire them as a company and look forward to working with them and we think that our partnership with them will be fruitful. Thank you.

Chuck Triano - Pfizer Inc. - SVP of IR

Thanks, Ian and Mikael. Next question, please.

Operator

Jeff Holford, Jefferies.

Jeff Holford - Jefferies LLC - Analyst

Hi. Thanks very much for taking my question. I don’t think you will be able to comment but interested to know how competitive this deal was and how that may have impacted your view around thinking about valuation of this company?

Secondly, if you can just give us a bit more color on key management and personnel at Medivation and your ability to retain them for the future? And then given the timing of the closing of this transaction, not surprising it does not impact the 2016 tax rate. Is it reasonable to assume that this puts a little bit of extra pressure on the 2017 tax rate? Thanks very much.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Ian Read - Pfizer Inc. - Chairman & CEO

Okay. Thank you, Jeff. The process, like most capital markets, was efficient and competitive. And we think we paid a fair price for the asset. I think it’s too early to talk about key management. Clearly, we are interested in retaining the best talent from Medivation that we can. They’ve been very successful in their development plans. We think highly of the way they structured their development plans. I’ll ask Frank to discuss the tax rate.

Frank D’Amelio - Pfizer Inc. - CFO

Yeah, on the tax rate, I mentioned, Jeff, no impact on 2016 guidance, including the tax rate. We will give an update on 2017 guidance on our fourth quarter earnings call like we always do. I will include guidance on the 2017 tax rate as part of the guidance that we provide on that call.

Chuck Triano - Pfizer Inc. - SVP of IR

Thanks, Frank. Next question, please.

Operator

David Risinger, Morgan Stanley.

David Risinger - Morgan Stanley - Analyst

Thanks very much, and I want to offer my congratulations as well. I just have one question which is, could you walk us through the expected timeline for key clinical trial readouts ahead and when you expect to issue top-line press releases for the most important trials in 2017 and 2018? Thank you.

Ian Read - Pfizer Inc. - Chairman & CEO

I believe you’re talking about Medivation and we would leave them to talk about the timing of those trials. I don’t think you are talking about Pfizer, David. There is a series of clinical trials that are published and expect to read out. Liz, do you want to make any comments?

Elizabeth Barrett - Pfizer Inc. - President & General Manager of Oncology

I think everyone has — the TERRAIN data has — and STRIVE data have already read out so we do not expect any additional data readouts there. And then as Mikael mentioned before, on the talazoparib, you will see some data readout in 2017. The other data readouts will be forthcoming after that.

David Risinger - Morgan Stanley - Analyst

Thank you.

Chuck Triano - Pfizer Inc. - SVP of IR

Thanks, Liz. Next question, please.

Operator

Chris Schott, JPMorgan.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Chris Schott - JPMorgan - Analyst

Great. Thanks very much for the questions. On business development, you have been fairly active over the past couple of years with Hospira, Anacor and now Medivation. How much of a priority is further BD for the organization at this point or have you addressed some of the more pressing needs for the organization? A second BD one: before you mentioned a more balanced approach between Innovative and Essential, but what are your latest thoughts on a bolder, basically a larger, transaction? Is that something you would still consider or again do these deals lower the sense of urgency to evaluate some of those larger transactions?

And finally, just a quick housekeeping one, are there any change of economics for the Medivation partnership with Astellas based on the change of control or should we just think of that as the same economics the company was seeing as a stand-alone entity? Thank you.

Ian Read - Pfizer Inc. - Chairman & CEO

Yes. Chris, thank you. No significant changes in the contractual relationships with Astellas. I think you know my overall comment to you on BD is that BD is a way you implement strategies. It’s not a strategy on its own. We deploy our assets. We deploy our capital in a way that we believe is in the best interest of shareholders. Between the mix of BD, buybacks, and dividends and growth in the company, and we will continue to do that. We’re open to any type of deal which will continue to create value for shareholders. Thank you.

Chuck Triano - Pfizer Inc. - SVP of IR

Thanks, Ian. Operator, can you take our last question, please.

Operator

Steve Scala, Cowen.

Steve Scala - Cowen and Company - Analyst

Thank you. I have three questions. Two of them are follow-ups. But on the Xtandi economics to Astellas, do they sunset or in any way inflect in the future? Secondly, Mikael, based on your prior answer on the Medivation PARP, should we interpret that as that the Medivation PARP is superior to the PARP that Pfizer out-licensed to Clovis several years ago, given the fact that Pfizer obviously knows that product as well? And then thirdly, I think you were already asked but I am not sure you answered, when does the patent expire on Xtandi? Thank you very much.

Ian Read - Pfizer Inc. - Chairman & CEO

Patent expiration on Xtandi?

Frank D’Amelio - Pfizer Inc. - CFO

Yes. I believe US and ex-US are both 2028.

Chuck Triano - Pfizer Inc. - SVP of IR

2027 in the US and 2026 in Europe.

Frank D’Amelio - Pfizer Inc. - CFO

Okay. Thank you.

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call

Ian Read - Pfizer Inc. - Chairman & CEO

We believe that talazoparib is a best-in-class. We really don’t comment on comparative products in any way, but we are very optimistic about the potential for the PARP class and talazoparib in that. And then —

Frank D’Amelio - Pfizer Inc. - CFO

On the economic sunsetting, no.

Ian Read - Pfizer Inc. - Chairman & CEO

No. There is no change in that given this transaction. Thank you.

Chuck Triano - Pfizer Inc. - SVP of IR

Thank you, everybody for your attention this morning and on short notice.

Ian Read - Pfizer Inc. - Chairman & CEO

Thank you.

Frank D’Amelio - Pfizer Inc. - CFO

Thanks, everyone.

Operator

Ladies and gentlemen, this does conclude Pfizer’s analyst and investor call. Thank you for participating. You may now disconnect.

Editor

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Pfizer, Medivation and the proposed acquisition of Medivation by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Pfizer’s and Medivation’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Medivation, XTANDI and Medivation’s other pipeline assets, IBRANCE (palbociclib), and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Medivation’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Pfizer’s common stock and on Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for XTANDI despite increasing competitive, reimbursement and economic challenges; Medivation’s dependence on the efforts and funding by Astellas Pharma Inc. for the development, manufacturing and commercialization of XTANDI; the ability to meet anticipated trial commencement and completion dates and regulatory submission dates, as well as the possibility of unfavorable clinical trial results, including unfavorable new clinical data and additional analyses of existing clinical data; whether and when any drug applications may be filed in any jurisdictions for any additional indications for IBRANCE, XTANDI or for Medivation’s other pipeline assets; whether and when regulatory authorities

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AUGUST 22, 2016 / 01:00PM GMT, PFE - Pfizer Inc to acquire Medivation Inc - M&A Call may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of IBRANCE, XTANDI and Medivation’s other pipeline assets; and competitive developments.

A further description of risks and uncertainties relating to Pfizer and Medivation can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov. Pfizer does not assume any obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Pfizer and its acquisition subsidiary will file with the SEC. The solicitation and offer to buy Medivation stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Pfizer and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Medivation will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. MEDIVATION STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MEDIVATION SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Medivation stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pfizer or Medivation. Copies of the documents filed with the SEC by Medivation will be available free of charge on Medivation’s internet website at http://www.medivation.com or by contacting Medivation’s Investor Relations Department at (650) 218-6900. Copies of the documents filed with the SEC by Pfizer will be available free of charge on Pfizer’s internet website at http://www.pfizer.com or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Pfizer and Medivation each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pfizer or Medivation at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Pfizer’s and Medivation’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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